UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.    )*
                                              ----

                         United Services Advisors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    911474203
                 ----------------------------------------------
                                 (CUSIP Number)

                      Hubert Marleau: Marleau, Lemire Inc.
                         1 Place Ville Marie, Suite 3601
                         Montreal, Quebec H3B 3P2 Canada
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1995
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-a(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  91147203                                            PAGE 2 OF 6 PAGES

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Marleau, Lemire Inc.

2.   CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS *

                           00

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                           / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Quebec, Canada

NUMBER OF                  7.       SOLE VOTING POWER:  1,120,000
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER: None
OWNED BY
EACH REPORTING             9.       SOLE DISPOSITIVE POWER: 1,120,000
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER: None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,120,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

                           Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           18.4

14.  TYPE OF REPORTING PERSON*

                           CO

                                  SCHEDULE 13D

CUSIP NO.  91147203                                            PAGE 3 OF 6 PAGES

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D is filed with respect to the Preferred Stock of United Services Advisors, Inc. (the "Company"), the principal executive offices of which are located at 7900 Callaghan Road, San Antonio, Texas 78229.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of:

     (a)  Marleau, Lemire Inc.

     (b)  1 Place Ville Marie, Suite 3601 Montreal, Quebec, Canada H3B 3P2

     (c) Investment dealer whose shares are traded on the Toronto Stock Exchange and the Montreal Exchange

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

     Set forth below is the following information with respect to executive officers, directors, and other controlling persons of ML pursuant to General Instruction C of Schedule 13D. None of the individuals listed have, during the last five years, been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All the individuals are Canadian citizens and may be reached through ML's corporate headquarters: 1 Place Ville Marie, Suite 3601, Montreal, Quebec, Canada H3B 3P2.

                                                        PRINCIPAL OCCUPATION IF
INDIVIDUAL               POSITION                            OTHER THAN ML
----------               --------                            -------------

EXECUTIVE OFFICERS

Hubert R. Marleau ...... Chairman of the Board,
                           Chief Executive Officer,
                           Director
Andre Lemire ........... President, Director
Howard S. Eisen ........ Executive Vice President,
                           Director
Joanne S. Ferstman ..... Vice President and
                           Chief Financial Officer
Farzad H. Alvi ......... Corporate Secretary

DIRECTORS

Daniel Auclair ......... Director
Howard L. Beck ......... Director
Brahm M. Gelfand ....... Director
Jeffrey E. Gidney ...... Director
Richard T. Groome ...... Director
Kenneth B. Hallat ...... Director
Wayne Pai .............. Director
Humbert B. Powell III .. Chairman Corporate Finance,
                           Marleau Lemire USA, Inc.
Richard J. Renaud ...... Director
Harry R. Steele ........ Director
Luigi Liberatore ....... Director
Paul R. Moase .......... President,
                           CEO, Marleau Lemire
                           Securities Inc.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     One million shares of the securities with respect to which this Schedule 13D is filed were purchased pursuant to an agreement entered into between the Company and ML, dated December 29, 1995. This transaction is described in Item 2 of the Company's January 4, 1996 Current Report on Form 8-K and said Form 8-K is hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     See  Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b)  The  aggregate  number,  percentage  of  the  class  of  securities
          identified   pursuant  to  Item  1  of  this  Schedule  13D  that  are
          beneficially owned by each person listed in Item 2, and the dispositive and voting power are as follows:

                                        NO. OF SHARES               DISPOSITIVE
         NAME OF                        BENEFICIALLY   PERCENTAGE      AND
     BENEFICIAL OWNER                      OWNED       OF  CLASS    VOTING POWER
     ----------------                      -----       ---------   ------------
     Marleau, Lemire Inc. ........      1,120,000(1)     18.4%       1,120,000
     Hubert R. Marleau ...........      -0-               0.0%       -0-
     Andre Lemire ................      -0-               0.0%       -0-
     Howard S. Eisen .............      -0-               0.0%       -0-
     Joanne S. Ferstman ..........      -0-               0.0%       -0-
     Richard J. Renaud ...........      -0-               0.0%       -0-
     Daniel Auclair ..............      -0-               0.0%       -0-
     Brahm M. Gelfand ............      -0-               0.0%       -0-
     Richard T. Groome ...........      -0-               0.0%       -0-
     Wayne Pai ...................      -0-               0.0%       -0-
     Luigi Liberatore ............      -0-               0.0%       -0-
     Howard L. Beck ..............      -0-               0.0%       -0-
     Jeffrey E Gidney ............      -0-               0.0%       -0-
     Kenneth B. Hallat ...........      -0-               0.0%       -0-
     Humbert B. Powell III .......      -0-               0.0%       -0-
     Harry R. Steele .............      -0-               0.0%       -0-
     Paul R. Moase ...............      -0-               0.0%       -0-
     Farzad H. Alvi ..............      -0-               0.0%       -0-


     (c)  See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is filed herewith:

     Exhibit A - United Services Advisors, Inc. January 4, 1996 Current Report on Form 8-K.

ITEM 8. SIGNATURE PAGE.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       Marleau, Lemire Inc.


JANUARY 8, 1996                        by: /S/ HOWARD S. EISEN
------------------------------         -----------------------------------------
Date                                      Signature



                                         EXECUTIVE VICE PRESIDENT, DIRECTOR
                                         ---------------------------------------
                                         Name/Title